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                   May 23, 2023

       David J. Mehok
       Chief Financial Officer
       Q2 Holdings, Inc.
       10355 Pecan Park Boulevard
       Austin, Texas 78729

                                                        Re: Q2 Holdings, Inc.
                                                            Form 8-K Furnished
February 21, 2023
                                                            File No. 001-36350

       Dear David J. Mehok:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Technology